UNITED HERITAGE CORPORATION
200 NORTH LORAINE, SUITE 400
MIDLAND, TEXAS 79701
TELEPHONE (432) 686-2618

August 2, 2007

Via EDGAR

H. Roger Schwall, Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	United Heritage Corporation
Form S-4
Filed September 29, 2006
File No. 333-137718

Dear Mr. Schwall:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, United Heritage Corporation (the “Company”) hereby requests the withdrawal, effective as of the date hereof, of the Company’s registration statement on Form S-4, File No. 333-137718, together with all exhibits thereto (the “Registration Statement”).

The Company requests withdrawal of the Registration Statement because its merger partner, Lothian Oil Inc., cannot complete the transaction and the parties to the transaction have agreed to voluntarily terminate the Merger Agreement and Plan of Reorganization that was entered into on February 22, 2006 and abandon the merger. The Company confirms that no securities of the Company have been sold under the Registration Statement.

If you have any questions or comments or require further information or documentation, please do not hesitate to contact the undersigned at (432) 686-2618 or Mary Ann Sapone of Richardson & Patel LLP, the Company’s outside counsel, at (707) 937-2059.

Respectfully submitted,

UNITED HERITAGE CORPORATION

By:	/s/ C. Scott Wilson
C. Scott Wilson, Chief Executive Officer